บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ [redacted]
HEAD OFFICE 28/1 Prapawit Bl [redacted] iland
โรงงาน 9 หมู่ 7 ต.แม่รำพึง
PLANT OFFICE 9 M. 7 T.Maeran
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421
ทะเบียนเลขที่ 0107537000688

Our Ref: 132-007/2549

31 July, 2006

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended June 30, 2006 and explanation of difference in result of operation for the quarter ended June 30, 2006 and 2005

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2006 and 2005 as follows:

1) The company realized 10,862.0 million Baht revenue from sale of hot rolled coils lower than 11,479.1 million Baht revenue during the same quarter in 2005. The company also recorded 154.2 million Baht sales of steel scrap compared with 150.2 million Baht during the same quarter of last year. The company and subsidiaries registered a gross profit from sales and service of 681.4 million Baht compared with 1,613.9 million Baht gross profit from sales and service during the same quarter in 2005.

   The company and subsidiaries recorded 69.5 million Baht in other revenue, while during the same quarter in 2005 the company recorded 34.0 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 278.6 million Baht (which included 2.0 million Baht loss from foreign exchange), compared with 380.1 million Baht during the same quarter of last year (which included 93.6 million Baht loss from foreign exchange).

3) A subsidiary recorded a reversal of provision for doubtful accounts in the amount of 9.4 million Baht for the second quarter in 2006.

4) The company recorded gain from reversal of diminution in value of inventories in the amount of 1,543.9 million Baht (which included 393.5 million Baht and 1,150.4 million Baht of gain from reversal of diminution in value of raw materials and finished goods respectively) for the second quarter in 2006.

5) The company and subsidiaries registered 2,025.6 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 1,267.8 million Baht during the same quarter in 2005.

6) Interest expenses on short-term and long-term loan totaled 433.6 million Baht (consisting of 430.8 million Baht and 2.8 million Baht interest of the company and subsidiaries, respectively), compared with 222.5 million Baht interest expenses during the same quarter in 2005 (consisting of 220.3 million Baht and 2.2 million Baht interest of the company and subsidiaries, respectively).

7) Subsidiaries recorded accrued corporate income tax in the amount of 13.5 million Baht, compared with 14.8 million Baht during the same quarter in 2005.

8) The company and subsidiaries recorded profit before minority interest of 1,578.5 million Baht, compared with 1,030.4 million Baht profit before minority interest during the same quarter in 2005.

9) After minority interest, the company and subsidiries realized a net profit of 1,549.9 million Baht, compared with a net profit of 989.3 million Baht during the same quarter of last year.

From the above factors, the company's business operation in the quarter ended June 30, 2006 resulted in a net gain increase compared with a net gain during the same quarter in 2005 higher than 20 percent.

For your consideration.

Yours faithfully,

-Signature-	-Signature-
Mr. Win Viriyaprapaikit	Mr. Kamol Juntima
Authorized Director	Authorized Director

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421
ทะเบียนเลขที่ 0107537000688

Ref. No. SEC 069/2006 August 4, 2006

RE : News Clarification

To : President
The Stock Exchange of Thailand

According to the news on page 7 of the Kao Hoon newspaper dated August 3, 2006 released that "SSI plan to develop and sell the industrial estate zone together with Industrial Estate Authority of Thailand"

Sahaviriya Steel Industries Public Co., Ltd. or SSI would like to clarify that SSI is a producer of hot-rolled coil where our facility is located in Bang Saphan District of Prachuap Khirikhan. SSI does not conduct any industrial estate transactions and the land property SSI currently owns is sufficient to conduct our current operation. Therefore, SSI would like to clarify that the Industrial Estate transaction mentioned by the Kao Hoon newspaper is not SSI's business.

In addition, the Integrated Iron and Steel Making Project and the Industrial Estate Project are being developed by Sahaviriya Group Co., Ltd. and thus not by SSI.

Please be informed accordingly.

Faithfully Yours,

- Signature -

Mr.Win Viriyaprapaikit
President

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com ทะเบียนเลขที่ 0107537000688

ISO 9001
ISO 14001
TIS 18001

Our Ref: 132-008/2549 August 10, 2006

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiaries for the quarter ended June 30, 2006 and explanation of difference in result of operation for the quarter ended June 30, 2006 and 2005

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for the quarter ended June 30, 2006 and 2005 as follows:

1) The company realized 10,862.0 million Baht revenue from sale of hot rolled coils lower than 11,479.1 million Baht revenue during the same quarter in 2005. The company also recorded 154.2 million Baht sales of steel scrap compared with 150.2 million Baht during the same quarter of last year. The company and subsidiaries registered a gross profit from sales and service of 681.4 million Baht compared with 1,613.9 million Baht gross profit from sales and service during the same quarter in 2005.

   The company and subsidiaries recorded 69.5 million Baht in other revenue, while during the same quarter in 2005 the company recorded 34.0 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 278.6 million Baht (which included 2.0 million Baht loss from foreign exchange), compared with 380.1 million Baht during the same quarter of last year (which included 93.6 million Baht loss from foreign exchange).

3) A subsidiary recorded a reversal of provision for doubtful accounts in the amount of 9.4 million Baht for the second quarter in 2006.

4) The company recorded gain from reversal of diminution in value of inventories in the amount of 1,543.9 million Baht (which included 393.5 million Baht and 1,150.4 million Baht of gain from reversal of diminution in value of raw materials and finished goods respectively) for the second quarter in 2006.

5) The company and subsidiaries registered 2,025.6 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expenses and corporate income tax of 1,267.8 million Baht during the same quarter in 2005.

6) Interest expenses on short-term and long-term loan totaled 433.6 million Baht (consisting of 430.8 million Baht and 2.8 million Baht interest of the company and subsidiaries, respectively), compared with 222.5 million Baht interest expenses during the same quarter in 2005 (consisting of 220.3 million Baht and 2.2 million Baht interest of the company and subsidiaries, respectively).

7) Subsidiaries recorded accrued corporate income tax in the amount of 13.5 million Baht, compared with 14.8 million Baht during the same quarter in 2005.

8) The company and subsidiaries recorded profit before minority interest of 1,578.5 million Baht, compared with 1,030.4 million Baht profit before minority interest during the same quarter in 2005.

9) After minority interest, the company and subsidiries realized a net profit of 1,549.9 million Baht, compared with a net profit of 989.3 million Baht during the same quarter of last year.

From the above factors, the company's business operation in the quarter ended June 30, 2006 resulted in a net gain increase compared with a net gain during the same quarter in 2005 higher than 20 percent.

For your consideration.

Yours faithfully,

-Signature- -Signature-

Mr. Win Viriyaprapaikit
Authorized Director

Mr. Kamol Juntima
Authorized Director

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at June 30, 2006 and the related consolidated and Company's statements of income for the quarters and six-month periods ended June 30, 2006 and 2005 and the related consolidated and Company's statements of changes in shareholders' equity and cash flows for the six-month periods ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and Company's financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2005, and expressed an unqualified opinion in our report dated February 17, 2006. The consolidated and Company's balance sheets as at December 31, 2005, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.

Thanawan Anuratbodee
Certified Public Accountant (Thailand)
Registration No. 3440
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
July 25, 2006

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2006	As at December 31, 2005	As at June 30, 2006	As at December 31, 2005
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	140,982	221,527	58,054	115,055
Current investments (Note 4)	1,000	1,000	-	-
Trade accounts and notes receivable				
Related parties (Note 17.3)	2,359,098	2,289,557	2,346,961	2,283,715
Others	1,481,125	1,239,629	1,479,465	1,237,080
	3,840,223	3,529,186	3,826,426	3,520,795
Less Allowance for doubtful accounts (Note 18)	(283,809)	(283,809)	(283,809)	(283,809)
Trade accounts and notes receivable - net	3,556,414	3,245,377	3,542,617	3,236,986
Short-term loans and advances to related parties (Note 17.2)	4,013	3,971	4,048	3,975
Inventories (Note 5)	21,412,988	24,610,013	21,493,105	24,707,437
Other current assets				
Advance payments	56,065	96,212	54,280	93,968
Refundable value-added-tax	1,383,048	1,453,505	1,382,442	1,451,967
Other receivables	5,728	2,004	4,025	1,764
Prepaid expenses	69,786	15,990	67,593	13,856
Others	69,755	140,213	64,328	137,387
Total Current Assets	26,699,779	29,789,812	26,670,492	29,762,395
NON-CURRENT ASSETS				
Investments using the equity method (Note 17.1)	-	-	975,265	911,327
Other long-term investments (Note 17.1)	561,621	561,621	561,621	561,621
Deposit at bank used as collateral	11,200	11,200	-	-
Property, plant and equipment - net (Note 6)	20,560,988	20,827,985	17,984,161	18,338,724
Intangible assets (Note 7)	69,196	71,871	68,468	71,132
Other non-current assets (Note 8)	57,719	53,199	43,709	42,609
Total Non-Current Assets	21,260,724	21,525,876	19,633,224	19,925,413
TOTAL ASSETS	47,960,503	51,315,688	46,303,716	49,687,808

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2006	As at December 31, 2005	As at June 30, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,884,728	5,843,941	1,884,728	5,843,941
Trade finance loans	14,779,906	13,895,292	14,779,906	13,895,292
Trade accounts and notes payable	1,575,449	2,502,681	1,611,758	2,591,207
Current portion of long-term loans (Note 10)	889,997	812,000	692,000	608,000
Current portion of debentures (Note 11)	720,000	720,000	720,000	720,000
Current portion of liabilities under finance leases (Note 12)	83,883	84,095	83,883	84,095
Current portion of liabilities under hire-purchase agreements	2,028	980	947	44
Other current liabilities				
Accrued expenses	288,591	302,140	291,171	289,399
Others	188,823	230,390	55,021	119,104
Total Current Liabilities	20,413,405	24,391,519	20,119,414	24,151,082
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	6,558,612	7,009,365	6,016,000	6,404,000
Debentures (Note 11)	1,450,000	1,810,000	1,450,000	1,810,000
Other non-current liabilities				
Liabilities under finance leases (Note 12)	452,296	494,258	452,296	494,258
Liabilities under hire-purchase agreements	2,345	712	1,499	-
Total Non-Current Liabilities	8,463,253	9,314,335	7,919,795	8,708,258
TOTAL LIABILITIES	28,876,658	33,705,854	28,039,209	32,859,340

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2006	As at December 31, 2005	As at June 30, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
13,101,500,000 ordinary shares of Baht 1.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
13,101,280,000 ordinary shares of Baht 1.00 each, fully paid	13,101,280	13,101,280	13,101,280	13,101,280
ADDITIONAL (DISCOUNT) ON CAPITAL				
Discount on ordinary share capital	(2,171,280)	(2,171,280)	(2,171,280)	(2,171,280)
Unrealized increment per assets appraisal (Note 6.2)	5,052,268	5,212,119	5,052,268	5,212,119
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 13)	263,888	263,888	256,966	256,966
Unappropriated	2,018,351	422,461	2,025,273	429,383
Total Company Shareholders' Equity	18,264,507	16,828,468	18,264,507	16,828,468
MINORITY INTEREST	819,338	781,366	-	-
TOTAL SHAREHOLDERS' EQUITY	19,083,845	17,609,834	18,264,507	16,828,468
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,960,503	51,315,688	46,303,716	49,687,808

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
REVENUES				
Revenues from the sales of goods	11,016,258	11,629,651	11,016,226	11,629,320
Revenues from the rendering of services	49,852	78,520	-	-
Other income	69,531	33,999	55,785	33,907
Share of profit from investment using the equity method	-	-	37,114	39,025
Total Revenues	11,135,641	11,742,170	11,109,125	11,702,252
EXPENSES				
Cost of the sales of goods	10,322,411	10,034,304	10,427,611	10,117,134
Cost of the rendering of services	62,336	60,005	-	-
Selling and administrative expenses	273,256	277,300	240,834	273,880
Doubtful accounts (recovered)	(9,437)	-	-	-
Loss on diminution in value of inventories (reversal)	(1,543,851)	-	(1,543,851)	-
Other expenses				
Loss on exchange	2,015	93,594	1,968	93,594
Loss on disposal of equipment and obsolescence of machinery and equipment	612	855	12	840
Others	455	562	455	567
Directors' remuneration	2,276	7,792	1,478	6,634
Total Expenses	9,110,073	10,474,412	9,128,507	10,492,649
INCOME BEFORE INTEREST AND INCOME TAX EXPENSES	2,025,568	1,267,758	1,980,618	1,209,603
INTEREST EXPENSE	433,612	222,547	430,754	220,330
INCOME TAX EXPENSE	13,468	14,805	-	-
INCOME AFTER TAX	1,578,488	1,030,406	1,549,864	989,273
NET INCOME OF MINORITY INTEREST	(28,624)	(41,133)	-	-
NET INCOME	1,549,864	989,273	1,549,864	989,273
BASIC EARNINGS PER SHARE BAHT	0.12	0.08	0.12	0.08
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES '000 SHARES	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
REVENUES				
Revenues from the sales of goods	17,351,211	19,297,933	17,351,094	19,297,433
Revenues from the rendering of services	77,913	172,668	-	-
Other income				
Gain on exchange	168,242	-	168,289	-
Others	108,555	56,186	85,875	56,100
Share of profit from investment using the equity method	-	-	68,137	61,727
Total Revenues	17,705,921	19,526,787	17,673,395	19,415,260
EXPENSES				
Cost of the sales of goods (Note 15)	16,772,298	16,832,880	16,984,235	17,012,563
Cost of the rendering of services	129,077	130,926	-	-
Selling and administrative expenses	442,634	474,258	389,807	399,365
Doubtful accounts (recovered)	(9,437)	(11,021)	-	-
Loss on diminution in value of inventories (reversal)	(2,168,768)	-	(2,168,768)	-
Loss on disposal and obsolescence of spare parts and consumble goods	91	-	91	-
Other expenses				
Loss on exchange	-	105,386	-	104,193
Loss on disposal of equipment and obsolescence of machinery and equipment	4,254	896	3,654	857
Others	640	567	455	567
Directors' remuneration	4,649	8,797	3,053	7,519
Total Expenses	15,175,438	17,542,689	15,212,527	17,525,064

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2006	**2005**	**2006**	**2005**
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		2,530,483	1,984,098	2,460,868	1,890,196
INTEREST EXPENSE		870,236	345,117	864,978	340,376
INCOME TAX EXPENSE		22,350	42,146	-	-
INCOME AFTER TAX		1,637,897	1,596,835	1,595,890	1,549,820
NET INCOME OF MINORITY INTEREST		(42,007)	(47,015)	-	-
NET INCOME		1,595,890	1,549,820	1,595,890	1,549,820
BASIC EARNINGS PER SHARE	**BAHT**	0.12	0.12	0.12	0.12
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES	**'000 SHARES**	13,101,280	13,101,280	13,101,280	13,101,280

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Minority Interest	Total
				Appropriated Legal Reserve	Unappropriated		
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	742,903	20,086,980
Amortization	-	-	(128,244)	-	-	(4,073)	(132,317)
Legal reserve (Note 13)	-	-	-	47,586	(47,586)	-	-
Dividend paid (Note 14)	-	-	-	-	(655,064)	-	(655,064)
Net income	-	-	-	-	1,549,820	47,015	1,596,835
Ending balance, June 30, 2005	13,101,280	(2,171,280)	5,408,357	256,966	3,515,266	785,845	20,896,434
Beginning balance, January 1, 2006	13,101,280	(2,171,280)	5,212,119	263,888	422,461	781,366	17,609,834
Amortization	-	-	(159,851)	-	-	(4,035)	(163,886)
Net income	-	-	-	-	1,595,890	42,007	1,637,897
Ending balance, June 30, 2006	13,101,280	(2,171,280)	5,052,268	263,888	2,018,351	819,338	19,083,845

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Discount on Ordinary Share Capital	Unrealized Increment per Assets Appraisal	Retained Earnings (Deficit)		Total
				Appropriated Legal Reserve	Unappropriated	
Beginning balance, January 1, 2005	13,101,280	(2,171,280)	5,536,601	209,380	2,668,096	19,344,077
Amortization	-	-	(128,244)	-	-	(128,244)
Legal reserve (Note 13)	-	-	-	47,586	(47,586)	-
Dividend paid (Note 14)	-	-	-	-	(655,064)	(655,064)
Net income	-	-	-	-	1,549,820	1,549,820
Ending balance, June 30, 2005	13,101,280	(2,171,280)	5,408,357	256,966	3,515,266	20,110,589
Beginning balance, January 1, 2006	13,101,280	(2,171,280)	5,212,119	256,966	429,383	16,828,468
Amortization	-	-	(159,851)	-	-	(159,851)
Net income	-	-	-	-	1,595,890	1,595,890
Ending balance, June 30, 2006	13,101,280	(2,171,280)	5,052,268	256,966	2,025,273	18,264,507

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,595,890	1,549,820	1,595,890	1,549,820
Items to reconcile net income to net cash flows from operations				
Doubtful accounts (Reversal)	(11,021)	(11,021)	-	-
Depreciation	332,363	274,437	293,417	237,706
Amortization	3,742	233	3,700	191
Withholding income tax written off	455	567	455	567
Non-refundable input value-added-tax	-	25,606	-	-
Loss on obsolete raw materials	23,816	-	23,816	-
Loss on diminution in value of raw materials (Reversal)	(942,247)	-	(942,247)	-
Provision for diminution in value of finished goods (Reversal)	(1,226,521)	168,000	(1,226,521)	168,000
Provision for diminution in value of spare parts and consumable goods (Reversal)	(13,642)	(2,002)	(13,642)	(2,002)
Reduction in interest on debt restructuring	(1,041)	(817)	-	-
Unrealized (gain) loss on exchange rate	(3,491)	38,252	(3,491)	38,252
Gain on sale of property, plant and equipment	(7)	(1,585)	(191)	(2,004)
Loss on disposal of property, plant and equipment	3,823	919	3,654	857
Loss on disposal of spare parts and consumable goods	91	-	91	-
Share of profit from investment using the equity method	-	-	(68,137)	(61,727)
Minority interest	42,007	47,015	-	-
Net income from operations before changes in operating assets and liabilities	(195,783)	2,089,424	(333,206)	1,929,660
Operating assets (increase) decrease				
Trade accounts and notes receivable - related parties	(69,541)	(1,271,138)	(63,246)	(1,267,697)
Trade accounts and notes receivable - others	(240,852)	(133,581)	(241,741)	(130,574)
Inventories	5,355,528	(16,682,415)	5,372,835	(16,733,849)
Short-term loans and advances to related parties	(42)	(107)	(73)	(85)
Advance payments	40,147	(54,781)	39,688	(48,553)
Refundable value-added-tax	70,457	(689,999)	69,525	(691,106)
Other receivables	7,297	9,815	(2,261)	(853)
Prepaid expenses	(53,796)	(62,350)	(53,737)	(60,907)
Other current assets - others	78,356	(967)	80,957	(900)
Other non-current assets	(4,520)	15,818	(1,100)	(316)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	2005	2006	2005
Operating liabilities increase (decrease)				
Trade accounts and notes payable	(932,010)	2,328,292	(984,227)	2,342,260
Accrued expenses	(13,549)	167,014	1,772	154,091
Other current liabilities - other	(40,835)	(97,046)	(64,811)	(129,601)
Net cash provided by (used in) operating activities	4,000,857	(14,382,021)	3,820,375	(14,638,430)
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in current investment	-	(1,000)	-	-
Cash paid for purchases of property, plant and equipment	(230,184)	(1,287,234)	(95,646)	(1,040,831)
Cash paid for intangible assets	(1,067)	(948)	(1,036)	(948)
Proceeds from sales of machinery and equipment	928	1,597	517	2,008
Proceeds from short-term loans to related parties	-	4,000	-	4,000
Short-term loans and advances to related parties	-	(2,000)	-	(2,000)
Net cash used in investing activities	(230,323)	(1,285,585)	(96,165)	(1,037,771)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans increase (decrease)	(3,959,213)	3,721,000	(3,959,213)	3,721,000
Trade finance loans increase	884,614	12,844,154	884,614	12,844,154
Cash repayment of long-term loans	(371,715)	(385,402)	(304,000)	(284,000)
Proceeds from long-term loans	-	135,200	-	-
Cash paid for redemption of debentures	(360,000)	(360,000)	(360,000)	(360,000)
Cash repayment of liabilities under finance leases	(42,174)	-	(42,174)	-
Cash repayment of long-term liabilities under hire-purchase agreements	(1,131)	(1,022)	(438)	(132)
Cash repayment of long-term liabilities for purchase of land	(1,460)	(19,750)	-	-
Cash paid for dividend	-	(655,064)	-	(655,064)
Net cash provided by (used in) financing activities	(3,851,079)	15,279,116	(3,781,211)	15,265,958
Net decrease in cash and cash equivalents	(80,545)	(388,490)	(57,001)	(410,243)
Cash and cash equivalents as at January 1	221,527	602,098	115,055	465,017
Cash and cash equivalents as at June 30	140,982	213,608	58,054	54,774

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2006	**2005**	**2006**	**2005**
Supplemental cash flow information:				
Cash paid for interest	895,209	407,159	870,901	394,006
Cash paid for income tax	27,179	22,692	268	276
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	3,812	-	2,840	-
Amortization of unrealized increment per asset appraisal	159,851	128,244	155,652	124,004
Bad debt written off	-	110,079	-	110,079

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
"UNAUDITED"

1. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government continuously issued various measures regarding the antidumping and countervailing of imported goods with the measures which are still in effect as follows:

1. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there were a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

2. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

2.1 The interim consolidated and Company's financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544, and in accordance with accounting standard which is related to interim financial statements and practices generally accepted in Thailand.

The brief particulars in the financial statements are shown in accordance with the Notification of the Department of Commercial Registration (presently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2544".

The consolidated and Company's financial statements are presented in accordance with the Explanation of Department of Business Development dated November 5, 2003 regarding "The Brief Particulars in the Financial Statements (No.2) B.E.2546" by presenting the premium on ordinary shares in the net amount after offsetting with the discount on ordinary shares.

2.2 The results of operations for the six-month period ended June 30, 2006 are not necessarily indicative of the operating results anticipated for the full year.

2.3 The consolidated and Company's balance sheets as at December 31, 2005, presented herein for comparison, have been derived from the financial statements of the Company for the year then ended which have been audited.

.../2

2.4 Certain financial information which is normally included in the annual financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2005.

2.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited in which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

2.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2005.

4. CURRENT INVESTMENTS

Current investments consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		**"Unaudited"**	
	June 30, 2006 Baht'000	**December 31, 2005 Baht'000**	**June 30, 2006 Baht'000**	**December 31, 2005 Baht'000**
Fixed deposit for 1 year	1,000	1,000	-	-
	1,000	1,000	-	-

.../3

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2006 Baht'000	December31, 2005 Baht'000	"Unaudited" June 30, 2006 Baht'000	December31, 2005 Baht'000
Finished goods	13,620,476	12,344,446	13,686,941	12,406,904
Raw materials	5,909,499	12,424,132	5,932,212	12,471,633
Spare parts and consumable goods	1,312,613	1,209,060	1,303,552	1,196,525
Goods in transit	1,299,476	1,543,862	1,299,476	1,543,862
	22,142,064	27,521,500	22,222,181	27,618,924
Less Provision for diminution in value of finished goods	(437,721)	(1,664,242)	(437,721)	(1,664,242)
Provision for diminution in value of raw materials	(56,176)	(998,423)	(56,176)	(998,423)
Provision for loss on diminution in value of spare parts and consumable goods	(235,179)	(248,822)	(235,179)	(248,822)
	21,412,988	24,610,013	21,493,105	24,707,437

As at June 30, 2006 and December 31, 2005, all finished goods and raw materials are pledged as collateral for short-term and long-term loans from financial institutions (see Notes 9 and 10).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 As at June 30, 2006 and December 31, 2005, certain land, buildings and machinery of the Company representing approximately 94.41% and 94.90%, respectively of the total net book value of such assets are mortgaged as collateral for bank overdrafts, short-term loans from financial institutions, long-term loans and debentures (see Notes 9, 10 and 11).

As at June 30, 2006 and December 31, 2005, certain land and expanding berth construction of Prachuap Port Company Limited, the subsidiary, with value representing approximately 90% of the total net book value of such assets are mortgaged as collateral for long-term loans (see Note 10).

As at June 30, 2006 and December 31, 2005, certain land and structure of West Coast Engineering Company Limited, the subsidiary, are mortgaged as collateral for bank overdrafts, other credit facilities and long-term loan (see Notes 9 and 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997. In 2003, Prachuap Port Company Limited engaged such company to reappraise its berth and facilities for the second time after the first appraisal in 1998. The appraisal reports submitted by the appraiser were as of December 11, 2002 and August 28, 2003, respectively.

.../4

The results of the second appraisals of the Company and subsidiary were as follows:

	The Company only	Baht : '000 Subsidiary
Appraisal increment (decrement) – net		
Land	3,902	3,689
Buildings	241,085	1,919
Machinery	5,365,065	-
Facilities	10,700	126,348

The increment from the appraisal was recorded in the account as unrealized increment per assets appraisal and was included as part of shareholders' equity. The decrease was recorded in the statement of income for the year the revaluation was performed.

The method of appraisal for the value of buildings, machinery, berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

In addition, the Company and such subsidiary has evaluated the recoverable amounts by using the discounted cash flow method, and have determined that the recoverable amounts to be higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at June 30, 2006 and December 31, 2005, the Company, a subsidiary and a related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY "Unaudited" June 30, 2006				
	Land	Building	Machinery	Berth and Berth Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	168,756	4,183,583	5,638	4,361,879
The subsidiary	1,706	125	-	126,937	128,768
The related company	-	-	561,621	-	561,621
	5,608	168,881	4,745,204	132,575	5,052,268

.../5

	CONSOLIDATED AND THE COMPANY ONLY				
	December 31, 2005				
	Land	Building	Machinery	Berth and Berth Facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	178,946	4,327,983	6,699	4,517,530
The subsidiary	1,706	348	-	130,914	132,968
The related company	-	-	561,621	-	561,621
	5,608	179,294	4,889,604	137,613	5,212,119

6.3 The Company and the subsidiaries have the assets which are fully depreciated but are still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2006	December 31, 2005	"Unaudited" June 30, 2006	December 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets (excluded appraisal increase) before fully depreciated	441,026	407,964	289,851	286,781

6.4 Previously, the Company might be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 20.8 million, located on the leased land under dispute. Subsequently, on September 29, 2005, the Supreme Court gave a decision to dismiss the case.

6.5 As at June 30, 2006 and December 31, 2005, the Company and subsidiary capitalized interest expenses incurred from loans for the construction projects as part of cost of assets in the total amount of Baht 124.74 million and Baht 98.03 million, respectively.

6.6 Fixed assets under finance lease and hire-purchase agreements

As at June 30, 2006 and December 31, 2005, property, plant and equipment included machinery and equipment in production line under finance leases with the cost value of Baht 559.82 million.

As at June 30, 2006 and December 31, 2005, vehicles of the Company and subsidiary include cars acquired from hire-purchases which are still under installment in the amount of Baht 3.8 million and Baht 1.8 million, respectively.

7. INTANGIBLE ASSETS - NET

Intangible assets - net consist of the following :

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000
Computer Software	74,097	3,999	73,240	3,142
Add Purchases during the year	1,067	70,098	1,036	70,098
Less Accumulated amortization	(5,968)	(2,226)	(5,808)	(2,108)
	69,196	71,871	68,468	71,132
Amortization for the period/year	3,742	2,147	3,700	2,062

8. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits	49,295	44,775	43,709	42,609
Receivable from cancellation of shipbuilding contract	33,504	44,524	-	-
Others	8,424	8,424	-	-
	91,223	97,723	43,709	42,609
Less Allowance for doubtful account - Receivable from cancellation of shipbuilding contract	(33,504)	(44,524)	-	-
	57,719	53,199	43,709	42,609

Receivable from cancellation of shipbuilding contract represented the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. From 2002 to June 30, 2006, the subsidiary received total repayment of USD 3.05 million or Baht 135.13 million. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount as at June 30, 2006 and December 31, 2005, due to the uncertainty of the recoverability.

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at December 31, 2004, the Company had short-term trade financing facilities from financial institutions according to the loan agreement dated September 15, 2003 with a total maximum credit limit of Baht 17,000 million. The trade financing facilities included bank overdraft, letters of credit, trust receipts, promissory notes, bills discounted, packing credits and bank guarantees.

Subsequently, on August 31, 2005, such loan agreement had been revised of credit limit from maximum credit facilities of Baht 17,000 million to unlimited credit facilities and on October 5, 2005, the existing lenders and the new lenders had increased short-term trade financing facilities from Baht 17,000 million to Baht 25,750 million and USD 45 million. As at June 30, 2006 and December 31, 2005, the Company has unused short-term credit facilities after converting into Thai Baht of Baht 9,094 million and Baht 5,926 million, respectively.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at June 30, 2006 and December 31, 2005, West Coast Engineering Co., Ltd. a subsidiary, has credit lines from banks for overdrafts and other credit facilities totaling Baht 5 million. Such credit lines are secured by the mortgage of certain land and structure and are guaranteed by the Company (see Notes 6.1 and 20.6).

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2006 Baht'000	December 31, 2005 Baht'000	"Unaudited" June 30, 2006 Baht'000	December 31, 2005 Baht'000
Loan repayable semi-annually from March 2005 onwards	5,348,000	5,432,000	5,348,000	5,432,000
Loan repayable semi-annually from June 2005 onwards	400,000	600,000	400,000	600,000
Loan repayable semi-annually from September 2005 onwards	960,000	980,000	960,000	980,000
Loan repayable monthly from April 2002 - May 2003 and semi-annually from June 2003 onwards	92,716	149,716	-	-
Loan repayable monthly from January 2006 onwards	601,285	612,000	-	-
Loan repayable in 2 installments from March 2007 onwards	45,000	45,000	-	-
	7,447,001	7,818,716	6,708,000	7,012,000
Less Current portion	(889,997)	(812,000)	(692,000)	(608,000)
	6,557,004	7,006,716	6,016,000	6,404,000
Add Difference of interest per effective interest rate and interest per debt restructuring agreement	1,608	2,649	-	-
	6,558,612	7,009,365	6,016,000	6,404,000

.../8

The Company and subsidiaries have long-term loan agreements as follows:

1. On September 15, 2003, the Company and the lending banks entered into the credit facilities agreement for long-term loans amounting to Baht 8,000 million which consist of convertible debentures of Baht 2,400 million, that were all converted into ordinary shares in December 2003, and long-term loan of Baht 5,600 million with 10 year maturity, interest rates at an average MLR less 1.5% per annum from the agreement date to the third year, at an average MLR less 1% per annum from the third year to the fifth year and at an average MLR less 0.5% per annum from the fifth year onwards being that such interest rates must not be less than interest rate of secured debentures (see Note 11) plus 0.75% per annum. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from March 31, 2005.

   During the quarter ended September 30, 2004, the lending banks reduced interest rates of long-term loans amounting to Baht 5,600 million from average MLR less 1.5% per annum to fixed rate at 3.5% per annum for the period of 6 months from August 1, 2004 to January 31, 2005. Subsequently, such lending banks extended reduction period of interest rates of long-term loans to fixed rate at 4.31% per annum for the period of 55 days from February 1, 2005 to March 31, 2005.

2. On December 29, 2003, the Company and the existing lenders entered into the credit facility agreement for additional long-term loans with credit limit of Baht 2,000 million with 3.5-year maturity and fixed interest rate at 3.75% per annum. The interest is payable semi-annually and principal repayment is payable in an equal amount semi-annually starting from June 2005.

3. On September 11, 2003, the Company entered into a long-term loan agreement with a financial institution amounting to Baht 1,000 million with 10-year maturity, fixed interest rate at 4% per annum from the agreement date to September 30, 2008 and at an average MLR less 0.5% per annum from October 1, 2008 onwards. The interest is payable quarterly and principal repayment will be increased proportionately and payable semi-annually starting from September 30, 2005.

   All three loan agreements above are secured by the mortgage of land, buildings, machinery and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Notes 5 and 6.1).

   In addition, all three loan agreements contain certain covenants regarding the operations, financial ratios and financial position, maintenance of shareholders' equity in Prachuap Port Company Limited at not less than 51% of issued and paid up share capital of such subsidiary and prohibition of dividend payments higher than 60% of net income in each fiscal year and including the covenant on forbidding the Company to pledge its investment in share or create any obligation thereon. The Company thus has to comply with certain conditions contained in such loan agreements.

4. Prachuap Port Company Limited, a subsidiary, entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt included the extension of all long-term and short-term principal loan amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 9-year maturity, 3-year grace period of principal repayment with principal repayment monthly in the fourth year from April 2002 and principal repayment every 6 months starting from the fifth year on June 30, 2003 with interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank.

   Such loan is guaranteed by certain directors and the mortgage of land as collateral (see Note 6.1).

5. On September 5, 2003, such subsidiary entered into another long-term loan agreement with a commercial bank totaling Baht 650 million with 6 year maturity, and bearing interest rate at 3 month fixed deposit rate of the bank plus 3%, 3.5%, 4% per annum for the first two years, the third year, and the fourth year onward, respectively. Interest is payable monthly and the grace period for principal is one and a half years, which was ended in February 2005. The first installment payment was due on the last working day of March 2005 and the following installment payment is payable at the end of each month. Such long-term loan is secured by the mortgage of land and building and expanding berth construction (see Note 6.1).

   On June 7, 2005, such subsidiary entered into an amendment of the above long-term loan agreement to change the grace period for the principal from one and a half years and the first installment payment which would be made on the last working day of March 2005 to be one year and ten months and the first installment was on the last working day of July 2005.

   Subsequently, on August 26, 2005, such subsidiary entered into another amendment of the above long-term loan agreement to change the grace period for principal from one year and ten months and the first installment payment which would be made on the last working day of March 2005 to be two years and four months and the first installment will be made on the last working day of January 2006.

   As at June 30, 2006 and December 31, 2005, such subsidiary made a withdrawal of such loan of Baht 612 million and had made a repayment of the loan of Baht 10.7 million for the six-month period ended June 30, 2006.

   The loan agreement dated September 5, 2003 contains certain covenants regarding the operations, financial ratios and financial position. The subsidiary thus has to comply with certain conditions contained in above loan agreement.

6. On March 21, 2005, West Coast Engineering Co., Ltd., a subsidiary, entered into the long-term loan agreement with a commercial bank totaling Baht 45 million with 3-year maturity, and bearing interest rates at an MLR average less 1% per annum for the first year, and at an MLR average less 0.5% per annum for the second year onward. The principal repayment will be made in two installments annually with the first installment of Baht 20 million and the second installment of Baht 25 million. The first installment will be due on the last working day of the second year after the date the first drawdown is made which is on March 30, 2007. The interest is payable monthly. Such long-term loan is secured by the mortgage of certain land and structure of the subsidiary and is guaranteed by the Company. As at June 30, 2006 and December 31, 2005, such subsidiary made a withdrawal of Baht 45 million of such loan (see Notes 6.1 and 20.6).

11. DEBENTURES

Debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2006 Baht'000	December 31, 2005 Baht'000	"Unaudited" June 30, 2006 Baht'000	December 31, 2005 Baht'000
Debentures	2,170,000	2,530,000	2,170,000	2,530,000
Less Current portion	(720,000)	(720,000)	(720,000)	(720,000)
	1,450,000	1,810,000	1,450,000	1,810,000

On September 17, 2003, the Company had proceeds from sales of debentures to institutional investors totaling Baht 4,000 million with detail as follows:

1. Secured amortizing debentures No. 1 series 1 of 1,800,000 units with total value of Baht 1,800 million with 3.5 years maturity, which principal was to be equally redeemed semi-annually starting from March 17, 2005 and will be due in 2007. The interest rate is fixed at 3.5% per annum and payable semi-annually.

   Secured amortizing debentures No. 1 series 2 of 1,450,000 units with total value of Baht 1,450 million with 4.5 years maturity, which principal will be equally redeemed semi-annually starting from September 17, 2007 and will be due in 2008. The interest rate is floated at the average of 6-month fixed deposit rates of 4 commercial banks plus 2.75% per annum and payable semi-annually.

2. Secured debentures No. 2 of 750,000 units with total value of Baht 750 million which were redeemed in 2004.

The debentures are secured by the mortgage of land, buildings, and machinery (see Note 6.1). The proceeds from these debentures were used to repay a portion of long-term loans under restructuring debts agreement and/or invested in expansion project.

12. LIABILITIES UNDER FINANCE LEASE AGREEMENTS

Total minimum lease payments and their present value of liabilities under finance lease agreements consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited" June 30, 2006 Baht'000	December 31, 2005 Baht'000	"Unaudited" June 30, 2006 Baht'000	December 31, 2005 Baht'000
Within one year	115,776	118,813	115,776	118,813
One to four years	491,351	548,480	491,351	548,480
Total minimum lease payments	607,127	667,293	607,127	667,293
Less Deferred interest expense	(70,948)	(88,940)	(70,948)	(88,940)
Present value of minimum lease payments	536,179	578,353	536,179	578,353
Less Current portion	(83,883)	(84,095)	(83,883)	(84,095)
Liabilities under finance lease agreements	452,296	494,258	452,296	494,258

13. LEGAL RESERVE

Under the Public Companies Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5 percent of its net income after accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the authorized capital.

14. DIVIDEND PAYMENT

On April 5, 2005, the Ordinary Shareholders' Meeting No.16 approved dividend payment for the period from July to December 2004, to be paid to the shareholders at Baht 0.05 per share. The Company paid such dividend on May 4, 2005.

On October 18, 2005, the Board of Directors' Meeting No. 10/2548 of Prachuap Port Co., Ltd., a subsidiary, approved an interim dividend payment for the first half of 2005 at Baht 2.50 per share. The subsidiary paid such dividend on December 6, 2005.

15. COST OF THE SALES OF GOODS

For six-month period ended June 30, 2005, cost of the sales of goods included expenses of Baht 92.69 million which incurred during plant shutdown for expansion of production capacity.

.../12

16. FOREIGN EXCHANGE RISK MANAGEMENT

As at June 30, 2006 and December 31, 2005, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		"Unaudited" June 30, 2006	December 31, 2005
Assets	- US Dollar	25,478,952	13,168,486
Liabilities	- US Dollar	28,837,444	50,418,952
	- Italian Lira	1,770,995	51,770,995
	- Yen	37,600	8,035,600
	- Euro	531,869	1,850,321
	- Singapore Dollar	30,943	200,944
	- Australia Dollar	1,980	-

As at June 30, 2006, the Company entered into hedging contracts to cover existing and committed assets of USD 41.65 million which are due for receipt in 2006 and entered into hedging contracts for existing and committed liabilities of EUR 0.07 million which are due in 2006.

As at December 31, 2005, the Company entered into hedging contracts to cover existing and committed assets of USD 34.6 million which are due for receipt in 2006 and entered into hedging contracts for existing and committed liabilities of EUR 0.3 million which are due in 2006.

17. TRANSACTIONS WITH RELATED PARTIES

The Company and subsidiaries have transactions with related parties. These parties are investee companies having mutual directors or companies which directors are major shareholders and/or have common directors. The financial statements reflect the effects of these transactions which are in the ordinary course of business with detail as follows:

	Types of business	Relationship June 30, 2006	Relationship December 31, 2005
Subsidiary companies			
West Coast Engineering Co., Ltd.	Maintenance service	Subsidiary company	Subsidiary company
Prachuap Port Co., Ltd.	Deep-sea port service	Subsidiary company	Subsidiary company
Related parties			
Thai Coated Steel Sheet Co., Ltd.	Producer of electro-galvanized coils	Shareholder and the common directorship is shared by SSI's director (s)	Shareholder and the common directorship is shared by SSI's director (s)
Thai Cold Rolled Steel Sheet Pcl.	Producer of cold rolled coils	Shareholder and the common directorship is shared by director (s) of SSI's subsidiary	Shareholder and the common directorship is shared by director (s) of SSI's subsidiary

	Types of business	Relationship June 30, 2006	Relationship December 31, 2005
Bangsaphan Transport Co., Ltd.	Transport services	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Bangsaphan Barmill Pcl.	Producer of round steel bars and deformed steel bars	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
B.S. Metal Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Plate Mill Co., Ltd.	Producer of hot rolled coil plate	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Prapawit Building Property Co., Ltd. (formerly Prapawit Co., Ltd.)	Lessor of office building space	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)
Western Housing Co., Ltd.	Room rental services	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the aggregated shareholding by SSI's director (s)
Four Star Marine Co., Ltd.	Marine transport services	-	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by close relatives of director (s) of SSI's subsidiary
Sahaviriya Steel Group Co., Ltd.	Internet and hotline services	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Central Maritime Co., Ltd.	Marine transport services	-	The common directorship is shared by director (s) of SSI's subsidiary and the aggregated shareholding by director (s) of SSI's subsidiary

.../14

	Types of business	Relationship June 30, 2006	Relationship December 31, 2005
C.A.R. Services Co., Ltd.	Transport services	The direct and indirect aggregated shareholding by SSI's director (s)	The direct and indirect aggregated shareholding by SSI's director (s)
Sahaviriya Panich International Co., Ltd.	Trader of metal products	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by SSI's director (s) and the direct and indirect aggregated shareholding by SSI's director (s)
Bangpakong Metal Co., Ltd.	Trader of metal products	-	The indirect aggregated shareholding by SSI's director (s)
Line Transport Co., Ltd.	Transport services	The common directorship is shared by director(s) of SSI's subsidiary and the direct and indirect aggregated shareholding by SSI's director (s)	The direct and indirect aggregated shareholding by SSI's director (s)
B.P. Wire Rod Co., Ltd.	Producer of wire rod	The direct and indirect aggregated shareholding by SSI's director (s)	The direct and indirect aggregated shareholding by SSI's director (s)
Bangpakong Lighter Co., Ltd.	Marine transport services	The common directorship is shared by director(s) of SSI's subsidiary and the direct and indirect aggregated shareholding by SSI's director (s)	The common directorship is shared by director(s) of SSI's subsidiary and the direct and indirect aggregated shareholding by SSI's director (s)

17.1 Investments in subsidiary, associated and related parties

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	"Unaudited" June 30, 2006 Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	122,484	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	852,781	-	-
					279,000	975,265	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
<u>Less</u> Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

.../15

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	December 31, 2005 Cost	Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	98,069	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	813,258	-	51,000
					279,000	911,327	-	51,000
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	293,999	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	-	938,125	-
					1,232,124	-	1,232,124	-
Less Allowance for impairment					(670,503)	-	(670,503)	-
					561,621	-	561,621	-

17.2 Loans and advances between the Company and subsidiary, associated and related parties

	Balance as at December 31, 2005	Additions	Repayments/ Settlements	"Unaudited" Balance as at June 30, 2006
	Baht'000	Baht'000	Baht'000	Baht'000
CONSOLIDATED				
Advances				
Related parties	3,971	406	364	4,013
Total	3,971	406	364	4,013
THE COMPANY ONLY				
Advances				
Subsidiary company	4	108	77	35
Related parties	3,971	406	364	4,013
Total	3,975	514	441	4,048

.../16

17.3 Other transactions

Balances with related parties in the balance sheets are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	June 30, 2006 Baht'000	December 31, 2005 Baht'000	June 30, 2006 Baht'000	December 31, 2005 Baht'000
Accounts and notes receivable – net				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	271,112	5,001	265,121	-
B.S. Metal Co., Ltd.	1,622,716	2,128,478	1,622,405	2,128,478
Sahaviriya Panich International Co., Ltd.	459,435	155,237	459,435	155,237
Other related parties	5,835	841	-	-
	2,359,098	2,289,557	2,346,961	2,283,715
Other receivables				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	527	388
Related parties				
Other related parties	277	478	-	-
	277	478	527	388
Other current assets - others				
Subsidiary company				
West Coast Engineering Co., Ltd.	-	-	490	341
Related parties				
Thai Coated Steel Sheet Co., Ltd.	7,441	5,151	7,441	5,151
Bangsaphan Barmill Pcl.	5,827	3,616	5,827	3,616
Other related parties	965	1,252	418	726
	14,233	10,019	13,686	9,493
	14,233	10,019	14,176	9,834
Other non-current assets				
Related parties				
Prapawit Building Property Co., Ltd. (formerly Prapawit Co., Ltd.)	6,948	4,408	6,130	3,591

.../17

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	June 30, 2006 Baht'000	December 31, 2005 Baht'000	June 30, 2006 Baht'000	December 31, 2005 Baht'000
Trade accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	37,156	38,602
Prachuap Port Co., Ltd.	-	-	17,485	70,988
	-	-	54,641	109,590
Related parties				
Line Transport Co., Ltd.	21,165	26,256	21,165	26,256
Bangsaphan Transport Co., Ltd.	1,819	4,334	1,819	4,179
Four Star Marine Co., Ltd.	-	3,604	-	3,604
Sahaviriya Panich International Co., Ltd.	-	5,612	-	5,612
Other related parties	7,213	980	7,213	951
	30,197	40,786	30,197	40,602
	30,197	40,786	84,838	150,192
Other accounts payable				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	7,714	4,551
Related parties				
Sahaviriya Panich International Co., Ltd.	6,588	-	-	-
Other related parties	314	86	-	-
	6,902	86	7,714	4,551
Accrued expenses				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	10,107	10,844
Prachuap Port Co., Ltd.	-	-	10,210	6,801
	-	-	20,317	17,645
Related parties				
Bangsaphan Transport Co., Ltd.	759	12,648	759	12,648
Line Transport Co., Ltd.	10,103	3,970	10,103	3,970
Bangpakong Lighter Co., Ltd.	28,364	39,996	28,364	39,996
C.A.R. Service Co., Ltd.	7,890	-	7,890	-
Sahaviriya Panich International Co., Ltd.	5,036	943	5,036	943
Other related parties	511	1,163	511	1,163
	52,663	58,720	52,663	58,720
	52,663	58,720	72,980	76,365

.../18

Transactions with related parties in the statements of income for the years ended December 31, are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For quarters ended June 30,			
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	1,275,902	1,849,386	1,275,902	1,849,386
B.S. Metal Co., Ltd.	956,800	1,425,697	956,800	1,425,539
Sahaviriya Panich International Co., Ltd.	2,300,013	1,032,999	2,300,013	1,032,999
Bangpakong Metal Co., Ltd.	-	4,941	-	4,941
Other related parties	-	29	-	-
	4,532,715	4,313,052	4,532,715	4,312,865
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	12,260	21,886	-	-
Bangsaphan Barmill Pcl	2,511	7,764	-	-
Bangsaphan Transport Co., Ltd.	-	1,016	-	-
Other related parties	4,091	719	-	-
	18,862	31,385	-	-
Other income				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	12,752	123
Related parties				
Other related parties	332	82	31	32
	332	82	12,783	155
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	73,451	42,429
Prachuap Port Co., Ltd.	-	-	45,810	66,748
	-	-	119,261	109,177
Related parties				
Line Transport Co., Ltd.	58,670	-	58,670	-
Bangsaphan Transport Co., Ltd.	160	39,799	160	39,819
B.S. Metal Co., Ltd.	7,163	1,036	7,163	1,036
Four Star Marine Co., Ltd.	-	22,304	-	22,304
Other related parties	177	658	163	611
	66,170	63,797	66,156	63,770
	66,170	63,797	185,417	172,947

.../19

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For quarters ended June 30,			
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	3,183	4,664
Related parties				
Bangsaphan Transport Co., Ltd.	17	62,132	17	61,927
Prapawit Building Property Co., Ltd.				
(formerly Prapawit Co., Ltd.)	3,370	4,010	2,917	3,196
Four Star Marine Co., Ltd.	-	3,485	-	3,485
Sahaviriya Panich International Co., Ltd.	5,055	14,056	5,055	14,056
Line Transport Co., Ltd.	2,851	-	2,851	-
Bangpakong Lighter Co., Ltd.	64,167	-	64,167	-
C.A.R. Service Co., Ltd.	15,454	-	15,454	-
Other related parties	410	566	321	543
	91,324	84,249	90,782	83,207
	91,324	84,249	93,965	87,871

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the six-month periods ended June 30,			
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Sales				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	1,555,032	2,375,300	1,555,032	2,375,293
B.S. Metal Co., Ltd.	2,096,106	1,782,304	2,096,090	1,782,114
Sahaviriya Panich International Co., Ltd.	3,593,540	2,152,208	3,593,540	2,152,208
Bangpakong Metal Co., Ltd.	-	545,921	-	545,921
Other related parties	4	42	-	-
	7,244,682	6,855,775	7,244,662	6,855,536
Service income				
Related parties				
Thai Cold Rolled Steel Sheet Pcl.	22,251	42,291	-	-
Bangsaphan Barmill Pcl	4,979	19,092	-	-
Bangsaphan Transport Co., Ltd.	-	2,053	-	-
Other related parties	5,317	1,449	-	-
	32,547	64,885	-	-
Other income				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	12,877	340
Related parties				
Other related parties	770	177	377	91
	770	177	13,254	431

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	For the six-month periods ended June 30,			
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Purchases of goods and services				
Subsidiary companies				
West Coast Engineering Co., Ltd.	-	-	159,511	114,248
Prachuap Port Co., Ltd.	-	-	60,887	127,888
	-	-	220,398	242,136
Related parties				
Line Transport Co., Ltd.	118,932	-	118,888	-
Bangsaphan Transport Co., Ltd.	469	61,436	422	61,389
B.S. Metal Co., Ltd.	8,848	2,030	8,848	2,030
Four Star Marine Co., Ltd.	-	43,271	-	43,271
Other related parties	314	1,279	300	1,279
	128,563	108,016	128,458	107,969
	128,563	108,016	348,856	350,105
Selling and administrative expenses				
Subsidiary company				
Prachuap Port Co., Ltd.	-	-	7,385	8,068
Related parties				
Bangsaphan Transport Co., Ltd.	419	112,323	290	111,286
Prapawit Building Property Co., Ltd. (formerly Prapawit Co., Ltd.)	6,587	7,314	5,709	5,732
Four Star Marine Co., Ltd.	-	4,572	-	4,572
Sahaviriya Panich International Co., Ltd.	5,670	14,056	5,670	14,056
Line Transport Co., Ltd.	17,069	-	17,069	-
Bangpakong Lighter Co., Ltd.	104,345	-	104,345	-
C.A.R. Service Co., Ltd.	35,068	-	35,068	-
Other related parties	930	1,118	726	1,093
	170,088	139,383	168,877	136,739
	170,088	139,383	176,262	144,807

The Company has policies to sell the products to shareholders' group and related parties at the same price sold to the third party which is subject to purchased volumes and related marketing factors.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are domestic freights are charged at the rates as agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

.../21

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates based on rates determined by the Ministry of Transportation, which are subject to service volumes and related marketing factors.

West Coast Engineering Company Limited sells spare parts and consumable goods to the Company at prices as specified in the agreement and charges maintenance related services rendered to the Company at the rates as specified in the agreement of which such charges can be modified according to business circumstances and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

18. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

As at June 30, 2006, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	**Amount Baht'000**	**Number of accounts**	**Amount Baht'000**
3-6 months	2	136,422	1	136,421
6-12 months	2	122	-	-
Over 12 months	4	283,809	4	283,809
Total		420,353		420,230
Allowance for doubtful accounts recorded		283,809		283,809

As at December 31, 2005, the Company and a subsidiary had customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of Accounts	**Amount Baht'000**	**Number of accounts**	**Amount Baht'000**
3-6 months	4	2,544	-	-
6-12 months	23	37,465	-	-
Over 12 months	4	283,809	4	283,809
Total		323,818		283,809
Allowance for doubtful accounts recorded		283,809		283,809

.../22

19. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other income		Net income		Assets employed	
		"Unaudited"				"Unaudited"	
		For the quarters ended June 30,				June 30,	December 31,
		2006	2005	2006	2005	2006	2005
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	11,109,125	11,702,252	1,549,864	989,273	46,303,716	49,687,808
West Coast Engineering Company Limited	Maintenance Services	106,758	81,697	13,955	8,015	281,298	254,313
Prachuap Port Company Limited	Deep-sea port services	95,458	136,682	51,204	100,750	2,564,184	2,559,948
		11,311,341	11,920,631	1,615,023	1,098,038	49,149,198	52,502,069
Less Inter-company transactions		(175,700)	(178,461)	(36,535)	(67,632)	(1,188,695)	(1,186,381)
		11,135,641	11,742,170	1,578,488	1,030,406		
Less Minority interest in net income				(28,624)	(41,133)		
Net income				1,549,864	989,273		
Total assets						47,960,503	51,315,688

	Types of business	Revenues and other income		Net income		Assets employed	
		"Unaudited"				"Unaudited"	
		For the six-month periods ended June 30,				June 30,	December 31,
		2006	2005	2006	2005	2006	2005
		Baht'000	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	17,673,395	19,415,260	1,595,890	1,549,820	46,303,716	49,687,808
West Coast Engineering Company Limited	Maintenance Services	216,743	200,607	30,637	30,986	281,298	254,313
Prachuap Port Company Limited	Deep-sea port services	140,236	266,146	61,773	138,424	2,564,184	2,559,948
		18,030,374	19,882,013	1,688,300	1,719,230	49,149,198	52,502,069
Less Inter-company transactions		(324,453)	(355,226)	(50,403)	(122,395)	(1,188,695)	(1,186,381)
		17,705,921	19,526,787	1,637,897	1,596,835		
Less Minority interest in net income				(42,007)	(47,015)		
Net income				1,595,890	1,549,820		
Total assets						47,960,503	51,315,688

.../23

20. COMMITMENTS, LETTERS OF GUARANTEE AND CONTINGENCIES

20.1 The Company has capital commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project, Capacity Expansion Project and other commitments amounting to approximately Baht 197.46 million, USD 7.32 million and EUR 2.60 million as at June 30, 2006 and Baht 231.05 million, USD 7.03 million and EUR 3.21 million as at December 31, 2005.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately USD 36.13 million and EUR 0.62 million as at June 30, 2006 and USD 1.05 million and EUR 0.33 million as at December 31, 2005.

The two subsidiaries have capital commitments regarding capital expenditure, construction contracts and other commitments totaling approximately Baht 6.05 million and Baht 35.85 million as at June 30, 2006 and December 31, 2005, respectively.

20.2 The Company and subsidiaries have letters of guarantee issued by banks on their behalf amounting to approximately Baht 312.95 million and Baht 903.18 million as at June 30, 2006 and December 31, 2005, respectively which are in the normal course of business.

20.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company to claim for fee of usage of water from Bangsaphan Dam with the claim of approximately Baht 19 million. On May 30, 2003, the Company defended to the court that the Pongprasasana Sub-district Office had no legal power to administer the collection of water usage fee and had no right to file the lawsuit to the Court. Subsequently, on September 14, 2005, both parties entered into a compromise agreement and Pongprasasana Sub-district Office agreed to cancel any claim for fee of usage of water from the Company.

20.4 Previously, the Company was sued by the Forestry Department in a civil case regarding the project of constructing road to the berth in the amount of approximately Baht 4.9 million. Subsequently, on September 1, 2005, the Prachuapkirikan Provincial Court gave a decision for the Company to pay claims of Baht 2 million plus 7.5% interest since the sued date by the Forestry Department. The case is currently pending at the Appeal Court. On July 14, 2006, the Company has pledged a bank guarantee amounting to Baht 3.9 million with the Appeal Court to suspend the execution of a judgement during the appeal.

20.5 Previously in March 2004, the Company was the co-defendant at the Bangkok South Civil Court in two civil cases involving the total claims of Baht 126 million as a result of incorrect issuing of bills of lading by forwarding agents. Subsequently in July 2005, two plaintiffs from such cases had sued the Company to the Central Intellectual property and International Trade Court which has jurisdiction to the cases. The total claim is approximately Baht 80 million. In December 2005, the Central Intellectual Property and International Trade Court has combined the two cases due to having the same dispute. The cases are currently pending at the Central Intellectual Property and International Trade Court.

20.6 As at June 30, 2006 and December 31, 2005, a subsidiary has bank overdrafts and other credit facilities totaling Baht 5 million and has long-term loan of Baht 45 million which are guaranteed by the Company (see Notes 9 and 10).

21. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by authorized directors for issue on July 25, 2006.